Exhibit 12.1

Pinnacle Financial Partners, Inc.

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(in thousands)

			Years ended December 31,
	Nine-months ended 9/30/12		2011		2010		2009		2008		2007
Fixed charges:
Interest expense—deposits	$13,113		$30,588		$49,857		$63,129		$76,998		$61,672
Interest expense—other borrowings	$4,484		$6,294		$9,118		$11,796		$14,869		$13,548
TARP preferred stock dividends (pretax)	$2,452		$3,002		$3,942		$8,803		$370		$—

Total fixed charges:	$20,049		$39,884		$62,917		$83,728		$92,237		$75,220

Earnings:
Pretax earnings (loss)	$44,516		$28,500		$(19,890)		$(64,893)		$43,241		$33,034
Fixed charges above	$20,049		$39,884		$62,917		$83,728		$92,237		$75,220

Total earnings	$64,565		$68,384		$43,027		$18,835		$135,478		$108,254

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits	7.42	x	4.07	x	NM		NM		3.84	x	3.44	x
Including interest on deposits	3.22	x	1.71	x	0.68	x	0.22	x	1.47	x	1.44	x
Ratio of earnings to fixed charges (excludes preferred dividends):
Excluding interest on deposits	10.93	x	5.53	x	NM		NM		3.91	x	3.44	x
Including interest on deposits	3.53	x	1.77	x	0.66	x	0.13	x	1.47	x	1.44	x